Exhibit 21.01

Subsidiaries of Union Bankshares Corporation

Subsidiary	State of Incorporation or Organization
Union Bank & Trust	Virginia
Access Insurance Group, L.L.C.	Virginia
Capital Fiduciary Advisors, L.L.C.	Virginia
Dixon, Hubard, Feinour, & Brown, Inc.	Virginia
Middleburg Investment Services, LLC (formerly, Access Investment Services, L.L.C.)	Virginia
Middleburg Trust Company	Virginia
Old Dominion Capital Management, Inc.	Virginia
Outfitter Advisors. Ltd.	Delaware
Union Insurance Group, LLC	Virginia